SHAREHOLDER RESPONSE SUMMARY REPORT

T. ROWE PRICE
T. ROWE PRICE GLOBAL BOND FUND (051)
Wednesday, October 25, 2000

        No. of Shares   % of Outstanding        % of Shares
                                 Shares                  Voted


1. To approve an Agreement and Plan of Reorganization ("Plan"). The Plan provides for the transfer of substantially all of the assets of T. Rowe Price Global Bond Fund (the "Global
Fund"), to T. Rowe Price International Bond Fund (the "International Bond Fund"), in exchange for shares of the International Bond Fund and the distribution of International
Bond Fund shares to the shareholders of the Global Fund in liquidation of the Global Fund.


Affirmative     1,573,986.532          54.410%           90.305%
Against      99,335.267          3.434%            5.699%
Abstain      69,653.986          2.408%            3.996%

Total   1,742,975.785          60.252%          100.000%